# Computershare

82-1351

**Investor Services**

RECEIVED
2005 DEC 20 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

**Canada**
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

05013412

December 7, 2005

United States Security & Exchange Commission
Office of International Corporate Finance
Stop 3-9, 450-5th Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

**RE: PROMATEK INDUSTRIES LTD.**

Dear Sirs:

The following material has been sent by prepaid mail on November 17 and 18, 2005, to each shareholder of the Corporation:

| | | |
|---|---|---|
| 1. | Financial Statements for the Year Ended June 30, 2005 | (English or French) |
| 2. | Notice of an Annual Meeting of Shareholders and Management Proxy Circular | (English or French) |
| 3. | Form of Proxy including a request to receive Interim Financial Reports and to not receive the Annual Report | (English or French) |
| 4. | Return Envelope – not prepaid | (Bilingual) |

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Flavio Moroso

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

FM/lj

Encls.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kugler-kandestin.com